

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Nicolas Rohatyn
Chief Executive Officer
TRG Latin America Acquisitions Corp.
65 East 55th St., 15th Floor
New York, NY 10022

>**Re: TRG Latin America Acquisitions Corp.**
>**Draft Registration Statement on Form S-1**
>**Submitted December 19, 2025**
>**CIK No. 0002098780**

Dear Nicolas Rohatyn:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam C. Berkaw, Esq.